Monarch Services, Inc.
2006 Annual Report

MONARCH SERVICES, INC. AND SUBSIDIARIES

Selected Consolidated Financial Data

Year Ended April 30,	2006	2005	2004	2003	2002
	(Thousands of dollars, except per share data)				
Net Sales					
Publishing	3,800	4,157	3,767	3,833	4438
Restaurant	1,210	1,472	1,083	0	0
	--------	--------	--------	--------	--------
	$ 5,010	$ 5,629	$ 4,850	$ 3,833	$ 4,438
Net Profit (Loss) from Continuing Operations Before Taxes	(1,371)	(674)	(1,067)	(1,119)	(109)
Income Tax (Benefit) Expense	15	-	-	(259)	(64)
	---------	--------	--------	--------	--------
Net Profit (Loss) from Continuing Operations After Taxes	(1,386)	(674)	(1,067)	(860)	(45)
Operating Loss from "Adam" magazine (net of income tax benefit of ($7, $158 and $10) for the Years Ended April, 20, 2003, 2002 and 2001, respectively	0	0	0	(27)	(382)
Operating Loss from "Girls' Life Living" food court (net of income tax benefit of $69 and $7) for the Years Ended April 30, 2002 and 2001, respectively	0	0	0	0	(168)
Gain (loss) on disposal of assets from "Girls' Life Living" (net of income tax expense (benefit) of $3 and $(38)) for the years ended April 30, 2003 and 2002, respectively	0	0	0	13	(91)
Loss on assets held for sale (net of tax benefit of $3) for the year ended April 30, 2003	0	0	0	(11)	0
Operating loss from "Adam Leaf and Bean" (net of income tax benefit of $0, $0, $0, and $0) for the years ended April 30, 2005, 2004, 2003, and 2002 respectively	0	(103)	(45)	(135)	(109)

MONARCH SERVICES, INC. AND SUBSIDIARIES

Selected Consolidated Financial Data

Year Ended April 30,	2006	2005	2004	2003	2002
	(Thousands of dollars, except per share data)				
Loss on disposal of assets from "Adam Leaf and Bean" (net of income tax of $0) for the years ended April 30, 2005	0	(56)	0	0	0
Net Income (Loss)	$(1,386)	$ (833)	$ (1,112)	$ (1,020)	$ (795)
Total Assets	$ 4,128	$ 5,058	$ 5,972	$ 6,859	$ 8,270
Per Share Data:					
Profit (Loss)	$ (.86)	$ (.51)	$ (.69)	$ (.63)	$ (.49)
Book Value	$ 1.05	$ 1.91	$ 2.42	$ 3.10	$ 3.73

The Years Ended April 30, 2005, April 30, 2004, April 30, 2003 and April 30, 2002 have been restated to present the effect of discontinued operations of Adam Leaf and Bean. The Years Ended April 30, 2003 and April 30, 2002 have been restated to present the effect of discontinued operations of Adam magazine and Girls' Life Living food court.

See Notes to Consolidated Financial Statements.

CONTENTS

MONARCH SERVICES, INC.
President's Letter

Dear Stockholder:

2006 has been a very challenging year for your company.

Things have not developed at Peerce's Plantation the way we anticipated. Profits have been elusive and at the end of June, management determined it was in the best interest of shareholders to cut losses and cease operations. We are actively trying to sell the restaurant and adjoining property.

We have entered into a contract for the sale of Girls' Life. The closing for the sale occurred on August 18, 2006; however, if the buyer does not obtain appropriate financing within 90 days to pay off the promissory note issued in connection with the sale, the Company's recourse is to take back the business of Girls' Life by assuming the ownership of 100% of the stock of the buyer.

Girls' Life has been the staple of Monarch Services for the past eight years. Due to changes in the print media marketplace and moves made into other media such as the internet, management decided to maximize the value to shareholders by selling the operation.

The Board of Directors will further review what will be the future of the Company.

Thank you for your continued support.

Cordially,

Jackson Y. Dott,
President

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

April 30,	2006
	(In thousands, except shares outstanding data)
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 161
Certificates of deposit	332
Accounts receivable, net	199
Marketable securities available for sale, net	39
Inventory	35
Prepaid publishing expenses	156
Other prepaid expenses	32
Other current assets	15
TOTAL CURRENT ASSETS	969
PROPERTY AND EQUIPMENT	
Machinery, equipment, furniture and fixtures	799
Leasehold improvements	324
Restaurant buildings and improvements	2,479
	3,602
Less accumulated depreciation	(953)
	2,649
Land	321
TOTAL PROPERTY AND EQUIPMENT – NET	2,970
Trademarks – net	4
Liquor license	200
TOTAL ASSETS	$ 4,143
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 725
Loan payable – related party	100
Accrued expenses	131
Deferred subscription revenue - (current)	703
Catering advance payments	14
Deferred gift card revenue	32
Deferred employee gratuities	8
TOTAL CURRENT LIABILITIES	1,713
Deferred subscription revenue - (non-current)	712
TOTAL LIABILITIES	2,425
STOCKHOLDERS' EQUITY	
Common Stock-par value $.001 per share: Authorized - 10,000,000 shares; shares outstanding 1,619,620	2
Additional paid in capital	3,781
Retained earnings	(2,078)
Accumulated other comprehensive loss	(2)
TOTAL STOCKHOLDERS' EQUITY	1,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,128

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Operations

April 30,	2006	2005
	(In thousands, except share information)	
Net Sales – publishing	$ 3,800	$ 4,157
Net Sales – restaurant	1,210	1,472
	5,010	5,629
Cost of goods sold – publishing	3,533	3,221
Cost of goods sold – restaurant	1,473	1,724
	5,006	4,945
Gross profit from continuing operations	4	684
Selling, general and administrative expenses	1,400	1,417
Loss before other income taxes	(1,396)	(733)
Other income:		
Investment and interest income	23	57
Other	2	2
	25	59
Loss from continuing operations before income tax benefit	(1,371)	(674)
Income tax (benefit)	0	0
Net loss from continuing operations	(1,371)	(674)
Discontinued Operations:		
Operating loss from "Adam Leaf and Bean" (net of income tax benefit of $0 and $0)for the year ended April 30, 2005 and 2004, respectively	0	(103)
Loss on disposal of assets from "Adam Leaf and Bean" (net of income tax of $0 for the year ended April 30, 2004	0	(56)
Loss from discontinued operations	0	(159)
Net loss	$ (1,371)	$ (833)
Net loss per common share - basic and diluted:		
Loss from continuing operations per share	$ (.85)	$ (.41)
Loss from discontinued operations	(.00)	(.10)
Net loss per common share - basic and diluted	$ (.85)	$ (.51)
Weighted average number of shares outstanding – basic	1,619,620	1,619,620
Weighted average number of shares outstanding – diluted	1,619,620	1,619,620

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Equity

Years Ended April 30, 2006 2005
(In thousands, except share data)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
Balance May 1, 2004	$ 2	$ 3,781	$ 141	$ (4)	$ 3,920
Other comprehensive income - unrealized gain on marketable securities available-for sale				(1)	(1)
Net loss			(833)		(833)
Total comprehensive income (loss)					(834)
Balance April 30, 2005	$ 2	$ 3,781	$ (692)	$ (5)	$ 3,086
Other comprehensive income - unrealized gain on marketable securities available-for sale				3	3
Net loss			(1,371)		(1,371)
Total comprehensive income (loss)					(1,368)
Balance April 30, 2006	$ 2	$ 3,781	$ (2,063)	$ (2)	$ 1,718

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

April 30,	2006	2005
	(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,371)	$ (833)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	148	146
Increase/decrease in operating assets and liabilities:		
Accounts receivable, gross	238	(204)
Inventory	11	107
Prepaid expenses	78	(53)
Accounts payable	352	(16)
Accrued expenses	36	11
Deferred subscription revenue	(27)	(61)
Deposits held in escrow	(8)	(15)
Total cash used by operating activities	(543)	(918)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of assets	0	3
Purchases of property and equipment	(27)	(21)
Maturity/redemption of certificates of deposit	519	893
Total cash provided by investing activities	492	875
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loan payable	100	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49	(43)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	112	155
CASH AND CASH EQUIVALENTS END OF YEAR	$ 161	$ 112

See Notes to Consolidated Financial Statements.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Monarch Services, Inc. and its wholly owned subsidiaries, Girls' Life, Inc., Peerce's Plantation GL, LLC, and the discontinued operations of Adam Leaf and Bean, Inc. (collectively the "Company"). Consolidation has resulted in the elimination of all significant inter- company balances and transactions. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 2006. The sales and all costs of Adam Leaf and Bean, Inc. have been reclassified as "Discontinued Operations" for fiscal year 2005. There were no sales or costs for Adam Leaf and Bean, Inc. for fiscal year 2006.

Monarch Services, Inc. ("Monarch") became a Maryland corporation on November 30, 2000. The Company was previously incorporated in the State of Delaware.

Girls' Life, Inc. ("Girls' Life") was incorporated in December 1993 in the State of Maryland and publishes a magazine for girls age ten to fifteen. Magazines are sold nationally and internationally through distributors and directly by Girls' Life through one, two and three year subscriptions.

Adam Leaf and Bean, Inc. was incorporated on June 11, 1997 in the State of Maryland. "Adam Leaf and Bean", a tobacco shop, started doing business in December 2001. Despite some success in attracting the target market, Adam Leaf and Bean was unable to generate significant or steadily increasing revenues since its opening. Without increasing revenues, Monarch determined that Adam Leaf and Bean was not viable. As a result, Monarch closed Adam Leaf and Bean effective August 19, 2004.

Peerce's Plantation GL, LLC was duly formed on June 19, 2001 in the State of Maryland. "Peerce's Plantation", an upscale restaurant, catering facility and bar, started doing business on September 26, 2003.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements ("SAB 101") whereby revenue related to subscriptions for its magazines is recognized upon shipment of the magazine to the subscriber. Deferred subscription revenue represents amounts collected for subscriptions of the magazine not yet issued. Costs incurred to attract new subscribers are expensed as incurred.

CASH EQUIVALENTS: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE: Girls' Life sells its magazine through distributors and direct individual subscriptions. Receivables consist of advertising income, newsstand income and revenues from editorial services to third parties. Peerce's Plantation sells food and alcoholic beverages and catering services to the general public as cash or credit card sales. Accounts receivable are written-off as bad debts when management determines that the collection becomes unlikely.

INVENTORIES: Inventories are valued at the lower of average cost (first-in, first-out) or market. Inventory at April 30, 2006 is primarily related to Peerce's Plantation operations.

PREPAID PUBLISHING EXPENSES: Certain expenses are paid prior to the printing and shipping of each issue of Girls' Life magazine. Prepaid publishing expenses applying to future issues of the magazine usually consist of postage, personal and real property taxes, paper, and printing and other magazine editorial expenses.

LIQUOR LICENSE: In June 2001, the Company purchased three adjoining parcels of real estate, known as "Peerce's Plantation", located in Baltimore County, Maryland for $1.991 million in cash. At that time, the fair market value of the liquor license was established at $200,000. There has been no amortization of the liquor license from the date of the original purchase.

TRADEMARKS: Direct costs associated with obtaining trademarks are amortized using the straight line method over periods estimated to be benefited.

PROPERTY AND EQUIPMENT: Property and equipment is carried at cost and depreciation is computed by the straight-line method over estimated useful lives ranging from three to forty years.

FINANCIAL INSTRUMENTS: The current carrying value of current assets and current liabilities is a reasonable estimate of their fair value due to the short-term nature of such accounts.

MARKETABLE SECURITIES: The Company accounts for its investments in equity securities under the accounting and reporting provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115"). The Company has classified its investments as available-for-sale based on the investment's intended use. As such, unrealized holding gains and losses are included as other comprehensive income, a separate component of stockholders' equity.

INCOME TAXES: The Company provides for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which requires an asset and liability approach to financial accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable income or deductible amounts. The deferred tax assets and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is computed as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. Income tax benefits are recognized to the extent that carryback claims are available.

EARNINGS PER SHARE: Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is computed by including the average common stock equivalents outstanding, if any, to the weighted average number of common shares outstanding during the period.

STOCK-BASED COMPENSATION ARRANGEMENTS: The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation arrangements. Accordingly, no compensation expense has been recognized. For disclosure purposes, pro-forma results have been determined based on the fair value method consistent with SFAS No. 123, "Accounting for Stock Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation –Transition and Disclosure". No stock-based employee compensation cost is reflected in the consolidated statements of operations, as all options granted under those plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant. The table below illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation", to stock-based employee compensation for fiscal year ended April 30, 2005. There were no stock options outstanding for fiscal year ending April 30, 2006.

In December 2004, the FASB issued SFAS No. 123R (as amended) which replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values starting with the next fiscal year that begins after December 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R beginning May 1, 2006. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share- based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. The Company expects that the adoption of SFAS No. 123R will not have a material impact on its consolidated results of operations and earnings per share.

(In thousands, except per share data)	2006	2005
Net loss, as reported	$ (1,371)	$ (833)
Less proforma stock-based employee compensation expense determined under fair value based method, net of related tax effects	(1)	(1)
Pro forma net loss	$ (1,372)	$ (834)
Net loss per share:		
Basic - as reported	$ (0.85)	$ (0.51)
Basic - pro forma	$ (0.85)	$ (0.51)
Diluted - as reported	$ (0.85)	$ (0.51)
Diluted - pro forma	$ (0.85)	$ (0.51)

Recently Issued Accounting Pronouncements:

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 123R, Share-Based Payment which replaces SFAS No. 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and provides that the pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS No. 123R beginning May 1, 2006. The Company expects that the adoption of SFAS No. 123R will not have a material impact on its consolidated results of operations and earnings per share.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the accounting for and reporting of a change in accounting principle. The statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retroactive application to prior period financial statements of changes in accounting principles, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the consolidated financial condition, results of operations, or liquidity.

NOTE B - DISCONTINUED OPERATIONS:

DISCONTINUED OPERATIONS OF ADAM LEAF AND BEAN

Effective August 19, 2004, "Adam Leaf and Bean" tobacco shop was closed. All sales and costs associated with Adam Leaf and Bean have been reclassified as Discontinued Operations for fiscal year 2005. There was no sales or costs associated with Adam Leaf and Bean for fiscal year 2006.

Net sales and loss from discontinued operations of "Adam Leaf and Bean" tobacco shop are as follows (in thousands):

	Year Ended April 30, 2005
Net sales	$ 107
Loss from discontinued operations	(103)
Loss on disposal of assets	(56)

NOTE C - ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at April 30, 2006 (in thousands):

Accounts Receivable - publishing	$ 249
Less:	
Allowance for doubtful accounts	(50)
Accounts receivable, net	$ 199

Bad debt expense in the amount of $47,678 was charged to operations for the year ended April 30, 2006. There was no bad debt expense charged to operations for the year ended April 30, 2005.

NOTE D - PREPAID PUBLISHING EXPENSES

Total prepaid publishing expenses for Girls' Life, Inc. for fiscal year 2006 and 2005, were $156,000 and $215,000, respectively. Prepaid publishing expenses for fiscal year 2006 consisted of prepaid expenses of $139,000 for paper and $11,000 for printing and other magazine editorial expenses, $5,000 for postage and $1,000 for personal and real property taxes. Prepaid publishing expenses for fiscal year 2005 consisted of prepaid expenses of $133,000 for paper, $81,000 for postage and $1,000 for real and personal property taxes. Certain expenses are paid prior to the printing and shipping of each issue of the magazine.

NOTE E - CERTIFICATE OF DEPOSIT

As of April 30, 2006, investments in a certificate of deposit consisted of the following (in thousands):

Rate	Maturity	Amount
4.40%	11/20/06	$ 332

The certificate of deposit is in excess of federal insurance limits.

NOTE F - LIQUOR LICENSE

In June 2001, the Company purchased three adjoining parcels of real estate located in Baltimore County, Maryland for $1.991 million in cash. The acquisition included "Peerce's Plantation", a 350 seat fine dining restaurant, catering facility and bar with liquor license, off premise sales, an adjoining 6,000 square-foot house and 14.74 acres with a horse stable zoned for residential development. The $1.991 million was broken down to establish a fair market value for each segment of the purchase. The fair market value of the liquor license was established at $200,000. There has been no amortization of the liquor license from the date of the original purchase.

NOTE G - MARKETABLE SECURITIES AVAILABLE-FOR-SALE

At April 30, 2006, the cost and estimated fair value of marketable securities, available-for-sale was as follows (in thousands):

	Cost	Unrealized Gains	Unrealized Loss	Estimated Fair Value
Equity Securities	$ 48	$ -	$ 9	$ 39

The unrealized loss has been continuous for more than 12 months. The unrealized losses that exist are the result of market changes since the original purchase. The marketable securities were sold on May 17, 2006 for $40,000 resulting in a realized loss of $8,000.

NOTE H - INCOME TAXES

A reconciliation of the effective tax rate for income taxes in the financial statements to the federal statutory rate is as follows:

Years Ended April 30,	2006	2005
Federal income tax benefit at statutory rate	(34)%	(34)%
Non-deductible items	0	1
Valuation allowance	34	33
	0%	0%

The deferred tax assets (liabilities) result from the following temporary differences (in thousands):

	At April 30, 2006
Deferred tax assets:	
Financial statement accruals, net	$ 9
Allowances for accounts receivable	19
Unrealized loss on marketable securities available-for-sale	3
Net operating loss carryforward	1,611
Total deferred tax assets	1,642
Valuation allowance	(1,632)
Deferred tax liabilities:	
Property and equipment	(10)
Net deferred tax assets	$ -

The Company had approximately $4,739,000 in federal net operating loss carryforwards as of April 30, 2006. These loss carryforwards expire between 2022 and 2026. Realization of the loss carryforwards depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

Cash payments for state income taxes were $14,770 for the fiscal year ended April 30, 2006 and $0 for the fiscal year ended April 30, 2005.

NOTE I - PROFIT-SHARING PLAN

During fiscal year 2002, the original profit sharing plan was changed to a 401(k) defined contribution plan that allows employees to make contributions to their individual 401(k) plan through payroll deductions. The Company made no contributions to the original profit sharing plan or the new 401(k) plan in fiscal years 2006 and 2005.

NOTE J - STOCK OPTION PLANS

The Company's Omnibus Stock Option Plan (the "Omnibus Plan") provides for the granting of certain types of qualified and nonqualified stock options to directors, executive officers and key employees on a periodic basis at the discretion of its Board of Directors. The Company has reserved 300,000 shares of common stock under the Omnibus Plan.

Options for 40,000, 10,000 and 200,000 shares of common stock were granted during the years ended April 30, 2003, 2001 and 2000, respectively. There were no options granted during the years ended April 30, 2006, 2005, 2004 and 2002. The options begin to vest at an annual rate of 25% after the completion of one year of service following the date of grant. Options for 10,000 shares relating to the fiscal year ended April 30, 2001 grants and 40,000 shares relating to the fiscal year ended April 30, 2000 grants were cancelled during the fiscal year ended April 30, 2004. Options for 160,000 shares relating to the fiscal year April 30, 2000 grants expired during the fiscal year ended April 30, 2005. Options for 40,000 shares relating to the fiscal year April 30, 2003 grants expired during the fiscal year ended April 30, 2006. There were no options outstanding as of April 30, 2006.

Stock Options

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	40,000	$1.20	200,000	$3.25
Granted	-	-	-	-
Expired/Cancelled	40,000	1.20	160,000	3.76
Exercised	-	-	-	-
Balance, end of year	-		40,000	$1.20
Weighted average fair value of options granted during the year		$ -		$ -

The fair value of the options granted that began to vest during 2005 and 2004 were estimated using the Black-Scholes option-pricing model and used the following assumptions for the 2003 grants:

	2003 Grants
Dividend yield	0%
Expected volatility	75%
Risk-free interest rate	2.72%
Expected lives (in years)	5

NOTE K - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases office and warehouse and other facilities. The lease for the office and warehouse facilities currently in use was extended for a term of 10 years commencing July 1997 and ending June 2007. The Company generally must pay for property taxes, insurance and maintenance costs related to the property. Total rental expense for fiscal year 2006 and fiscal year 2005 was approximately $153,000 and $185,000, respectively.

The future annual minimum rental commitments for the current non-cancelable operating leases as of April 30, 2006 are $144,000 annually through 2007 for the office and warehouse facilities. This property is currently under contract to be sold by its owners and we expect to vacate the property by the end of the calendar year. Management is currently researching new locations that would be appropriate for the business.

The office and warehouse facilities are leased through 2007 for approximately $144,000 annually from the Chairman of the Company and a member of his family. The tobacco shop facilities were leased through October 2004 for approximately $73,000 annually. The lease agreement for the office and warehouse facilities provides for escalation of rent based on certain indexes.

The lease for Adam Leaf and Bean was negotiated and terminated as of August 31, 2004. Adam Leaf and Bean was closed permanently on August 19, 2004.

Expected lease payments under the above operating leases for the fiscal years are as follows:

	2007 (in thousands)
Property: Office and Warehouse	$ 144

LITIGATION: The Company is involved, from time to time, in legal actions arising in its normal course of operations.

NOTE L - SEGMENT INFORMATION

Our primary operations during fiscal year 2006 was the publication of "Girls' Life" magazine in the publishing segment and Peerce's Plantation restaurant, bar and catering facility in the restaurant segment.

Our primary operations during fiscal year 2005 was the publication of "Girls' Life" magazine in the publishing segment, Peerce's Plantation restaurant, bar and catering facility in the restaurant segment and the discontinued operations of "Adam Leaf and Bean" tobacco shop in the retail segment. "Adam Leaf and Bean" was closed in August 2004. All sales and costs for Adam Leaf and Bean have been classified as Discontinued Operations for fiscal year 2005.

Segment Information for fiscal year 2006

(in thousands)

	Publishing	Restaurant	Other	Total
Revenues from external customers	$ 3,800	$ 1,210	$ -	$ 5,010
Intersegment revenues	-	-	-	-
Interest Income	-	-	23	23
Depreciation and amortization	9	111	28	148
Segment loss before tax	(336)	(454)	(581)	(1,371)
Expenditures for segment assets	4	4	19	27
Total assets	471	2,209	1,463	4,143

Segment Information for fiscal year 2005

(in thousands)

	Publishing	Restaurant	Other	Total
Revenues from external customers	$ 4,157	$ 1,472	$ -	$ 5,629
Intersegment revenues	-	-	-	-
Interest Income	-	-	57	57
Depreciation and amortization	12	110	24	146
Segment profit (loss) before tax	342	(439)	(577)	(674)
Expenditures for segment assets	3	12	6	21
Total assets	701	2,340	2,017	5,058

NOTE M - SUBSEQUENT EVENTS

Despite some success in attracting the target market, Peerce's Plantation has been unable to generate significant or steadily increasing revenues since its opening. Because the Company does not expect that Peerce's Plantation will add to the Company's profitability in the future, management has determined that Peerce's Plantation restaurant, bar and catering business is no longer viable. As a result, we decided to close Peerce's Plantation effective June 27, 2006. We filed a current report on Form 8-K with the Securities and Exchange Commission on June 30, 2006 stating that we had closed Peerce's Plantation permanently on June 27, 2006.

NOTE N - LIQUIDITY AND SOURCES OF CAPITAL

The Company has incurred significant losses from continuing operations in each of the last five years and for fiscal year 2006. Total losses since 2002 have aggregated $5,131,000, including, losses of $1,371,000 for fiscal year 2006. These losses have resulted in negative operating cashflow since 2002. Management has explored a variety of strategies to make its restaurant business and Girls' Life business profitable and to reduce the corporate overhead expense of Monarch Services, Inc. and management intends to continue to do so. However, there can be no assurance that such strategies will be successful. If the Company continues to experience losses at rates similar to historic loss rates, the Company's current balance of current assets of $969,000 could be depleted in fiscal year 2007 and our ability to continue as a going concern through fiscal 2007 would be in doubt. Management is currently attempting to sell the 6,000 square foot luxury home zoned for residential use and sell the land consisting of 14.74 acres currently zoned residential to raise additional funds in the current operating fiscal year. Peerce's Plantation restaurant was closed on June 27, 2006 and management is currently attempting to sell or lease the restaurant. If we are unable to sell these properties at reasonable prices or cannot find profitable uses for them, then we may have to cease operations and liquidate our assets or declare bankruptcy.

At April 30, 2006, the Company has cash and cash equivalents of approximately $161,000, an increase of $49,000 from the amount at April 30, 2005. The increase resulted primarily from a loan and the reduction of certificates of deposit offset by the purchase of equipment.

At April 30, 2006, the Company had $332,000 in certificates of deposit with a stated maturity date of November 26, 2006. To date, the Company has had immediate access to these funds without incurring a penalty or a reduction in the interest rate.

At April 30, 2006, the Company had a loan payable in the amount of $100,000. The loan was made to the Company by Ester Dott, wife of A. Eric Dott, the chairman of Monarch Services, Inc. The loan has no interest and no maturity date.

We experienced a net decrease in our accounts receivable in the amount of $238,000 in fiscal year 2006 compared to fiscal year 2005. The decrease was primarily due to a decrease in receivables from advertisers, third parties and newsstands in fiscal year 2006 compared to fiscal year 2005. Accounts receivable are subject to variation based upon the timing of invoicing our customers and the timing of payments received from our customers. Prepaid publishing expenses decreased $59,000 and prepaid other expenses decreased $15,000 in fiscal year 2006 compared to fiscal year 2005 primarily because of a $76,000 decrease in prepaid postage, $12,000 decrease in prepaid health insurance and $3,000 decrease in prepaid insurance which was offset by an increase of $17,000 in other prepaid publishing expenses for Girls' Life. Deferred subscription revenue decreased $26,000 in fiscal year 2006 compared to fiscal year 2005 primarily because deferred subscription revenue is affected by the timing of renewals, which are also affected by the timing of direct mail advertising.

NOTE 0 - LOAN PAYABLE

At April 30, 2006, the Company had a loan payable in the amount of $100,000. The loan was made to the Company by Ester Dott, wife of A. Eric Dott, the chairman of Monarch Services, Inc. The loan has no interest and is to be repaid by October 31, 2006.

MONARCH SERVICES, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Audit Committee of the Board of Directors and the Stockholders of Monarch Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Monarch Services, Inc. and Subsidiaries as of April 30, 2006 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended April 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monarch Services, Inc. and Subsidiaries as of April 30, 2006, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note N to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stegman & Company

Stegman & Company
Baltimore, Maryland
July 24, 2006

MONARCH SERVICES, INC. AND SUBSIDIARIES

Common Stock Market Prices and Dividends

On August 1, 2005, we received a notice from the staff of the Nasdaq Stock Market Listing Qualifications Department informing the Company that the staff had determined to delist the Company's securities from the Nasdaq SmallCap Market at the opening of business on August 10, 2005. The Company did not appeal the staff's decision.

The staff's determination was a result of the Company's inability to certify its compliance with certain Nasdaq corporate governance requirements. In particular, the Company was not able to certify its compliance with Nasdaq Marketplace Rules 4350(c)(1) (requiring listed companies to have a board of directors with a majority of independent directors) and 4350(d)(2) (requiring listed companies to have an audit committee of at least three members, each of whom must be independent).

The Company's securities may be eligible to trade on the OTC Bulletin Board but only if a market maker makes application to register in and quote the Company's securities in accordance with Rule 15c2-11 of the Securities Exchange Act of 1934, as amended, and such application is approved. The Company is not aware of any application being filed by a market maker.

The Company's common stock is currently traded on the Pink Sheets under the symbol MAHI.PK. The number of stockholders of record on July 14, 2006 was 500.

High and low sale prices for each quarter within the last two fiscal years were:

Quarter Ended	Fiscal 2006 Price High	Fiscal 2006 Price Low	Fiscal 2005 Price High	Fiscal 2005 Price Low
July 31	2.09	2.03	1.34	1.34
October 31	1.03	1.00	1.12	1.12
January 31	.81	.81	1.80	1.65
April 30	.45	.45	2.80	2.80

Such prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. We have not paid any cash dividends since April 1987. Although the board of directors may consider the resumption of dividends, there can be no assurance as to the timing or amount of any future dividends. Under the Maryland General Corporation Law, however, we are prohibited from paying any dividends if, after giving effect to such dividends (i) we would not be able to pay our indebtedness as the indebtedness becomes due in the usual course of business or (ii) our total assets would be less than the sum of our total liabilities plus, unless or Articles of Incorporation permits otherwise, the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Common Stock Market Prices and Dividends

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	-0-	300,000
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	-0-	-0-	300,000

MONARCH SERVICES, INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with US generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of income from newsstand sales. On an on-going basis we evaluate our estimates for each quarter of our fiscal year and for our fiscal year end. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. We believe that our most important accounting policies relate to revenue associated with the Girls' Life segment of our business. Actual results may differ from these estimates, assumptions and judgments.

Revenue Recognition

Newsstand revenues in our publishing segment are estimated based on information supplied to us by our newsstand distributor and from actual cash payments received. We base our estimates on reports supplied to us by our newsstand distributor and from actual cash revenues received during our fiscal year. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

There are no significant estimates or assumptions in our financial statements relating to Peerce's Plantation GL, LLC.

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto in Item 7 of Part II of this report.

For fiscal year 2006, we had two operating subsidiaries. "Girls' Life, Inc." publishes a magazine, and "Peerce's Plantation GL, LLC" operated a restaurant, catering facility and bar open to the general public. Peerce's Plantation began doing business in the quarter ended October 31, 2003. Management determined to close down Peerce's Plantation effective June 27, 2006.

For fiscal year 2005, we had three operating subsidiaries. "Girls' Life, Inc." published a magazine, "Peerce's Plantation GL, LLC" operated a restaurant, catering facility and bar open to the general public, and the discontinued "Adam Leaf and Bean" retail store sold tobacco products to the general public.

The "Adam Leaf and Bean" tobacco shop was closed effective August 19, 2004. Adam Leaf and Bean was unable to generate significant or steadily increasing revenues since its opening. As a result, we considered it no longer viable and closed that subsidiary. All sales and expenses for Adam Leaf and Bean have been classified as "Discontinue Operations" for fiscal year 2005. Adam Leaf and Bean did not have any sales or expenses for fiscal year 2006.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations

The revenues of Girls' Life, Inc. are seasonal in nature. Girls' Life magazine is published six times per year. Our typical publication schedule usually results in the accrual of revenues for one issue in the first and third quarters of the fiscal year and the accrual of revenues for two issues in the second and fourth quarters of the fiscal year. The publication schedule is subject to revision without notice. There were six issues of Girls' Life magazine in each of the fiscal year 2006 and fiscal year 2005. Newsstand revenue and Cost of Goods Sold for the six issues of Girls' Life magazine sold on the newsstand for fiscal years 2006 and 2005 were estimated based on information furnished to us by our distribution agent which distributes Girls' Life newsstand copies nationally and internationally. We make adjustments quarterly and annually to the actual revenues based on cash payments we actually receive, less fees and expenses deducted by our distribution agent. Final adjustments with respect to an issue of Girls' Life are generally completed within six months of the appearance of such issue on newsstands.

The revenues of Peerce's Plantation restaurant, bar and catering facility were seasonal in nature. Peerce's Plantation restaurant was popular during the November/December holiday season but less popular during the Winter months of January through March. A substantial portion of the catering business which consisted of weddings and holiday parties, was also seasonal with above average business in the November/December holiday season and during the Spring and Summer wedding season and below average business in the winter months of January through March.

During the second quarter of fiscal 2002, we purchased the assets of a tobacco and coffee shop located in Baltimore County, Maryland. This business traded as "Adam Leaf and Bean" as a subsidiary of the Company. Adam Leaf and Bean opened for business during the third quarter of fiscal 2002. Despite some success in attracting the target market, Adam Leaf and Bean was unable to generate significant or steadily increasing revenues since its opening. Without increasing revenues, we determined that Adam Leaf and Bean was not viable. As a result, we closed Adam Leaf and Bean effective August 19, 2004. Sales of $107,000 and costs of $157,000 have been classified as "Discontinued Operations" in the financial statements for the fiscal year ending April 30, 2005. There was no sales or expenses for the fiscal year ending April 30, 2006.

For the purpose of management's discussion of the results of operations of fiscal 2006 compared to fiscal 2005, references to fiscal 2006 are to the 12 months ending April 30, 2006, and references to fiscal 2005 are to the 12 months ending April 30, 2005.

OVERVIEW

As of April 30, 2006, we had total assets of $4,143,000, total liabilities of $2,425,000 and stockholders equity in the amount of $1,718,000. We incurred a net loss of $1,371,000 for the fiscal year ended April 30, 2006.

As discussed in other portions of this annual report, we have reported net losses for each of the past five years. Management has explored a variety of strategies to make its businesses profitable and to reduce corporate overhead expense, and management intends to continue to do so. To date, these strategies have not been successful at generating positive cashflows.

If we continue to experience losses at rates similar to historic loss rates, our current balance of assets could be depleted in fiscal year 2007 and our ability to continue as a going concern through fiscal 2007 would be in doubt. Management is currently exploring the sale of certain assets to raise additional operating funds. If we are unable to sell these assets at reasonable prices or cannot find profitable uses for them, then we may have to cease operations and liquidate our assets or declare bankruptcy. For further information, see the "Liquidity and Sources of Capital" section of this Item 6 below and Note N to our consolidated financial statements contained in Item 7 of Part II of this report.

RESULTS OF OPERATIONS FOR FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

Combined sales for the two operating subsidiaries decreased $619,000 or 11%, to $5,010,000 in fiscal year 2006 compared to fiscal year 2005. The decrease in sales relates primarily to a decrease in sales from Girls' Life in the amount of $357,000 and a decrease in sales from Peerce's Plantation in the amount of $262,000.

Publishing sales of Girls' Life decreased $357,000, or 9%, to $3,800,000 in fiscal year 2006 compared to fiscal year 2005. The net decrease in sales relates primarily to a decrease in subscription revenue, newsstand revenue, miscellaneous revenues and decreased revenues from third parties for editorial services. The revenue decreases were partially offset by a increase in advertising income.

Subscription revenue decreased by $85,000, or 5%, to $1,706,000 in fiscal year 2006 compared to fiscal year 2005. The net decrease in subscription revenue is attributable to decreased subscription revenue per issue in fiscal year 2006 compared to fiscal year 2005. The number of subscriptions sold increased in fiscal year 2006 compared to fiscal year 2005 as a result of increased direct mail solicitation efforts during fiscal 2006 and fiscal year 2005. Direct mail includes cards sent to potential subscribers. Subscription revenue is affected by the number of subscriptions sold through subscription agents which sell the subscription at a lower selling price than subscriptions sold through our normal channels. As a result, increased sales through subscription agents generally causes us to realize less revenue per subscription sold.

Newsstand revenue decreased by $12,000, or 2%, to $595,000 in fiscal year 2006 compared to fiscal year 2005. The decrease in newsstand revenue is attributed to fewer magazines sold on the newsstand in fiscal year 2006 compared to fiscal year 2005 and our use of newsstand revenue estimates. We use estimates to determine newsstand sales based on information supplied to us by our newsstand vendor and actual cash receipts received through the year from our newsstand vendor. Newsstand revenues are adjusted quarterly and at year and based on the information supplied to us by our newsstand vendor and actual cash received.

Miscellaneous revenue decreased by $85,000, or 64%, to $47,000 in fiscal year 2006 compared to fiscal year 2005. Miscellaneous revenues include royalty income, sales of back issues and other miscellaneous income accounts. Miscellaneous revenue accounts fluctuate from year to year.

Revenue from editorial services to third parties decreased by $399,000, or 68%, to $190,000 in fiscal year 2006 compared to fiscal year 2005. Revenue from third parties fluctuates from year to year based on their editorial needs.

Advertising revenue increased by $224,000, or 22%, to $1,265,000 in fiscal year 2006 compared to fiscal year 2005. The increase in advertising revenue is due to increased demand for advertising in fiscal year 2006 compared to fiscal year 2005. We believe that advertising revenue increased this period due to an industry-wide increase in the demand for advertising because of the expanding economy in the United States.

Restaurant sales decreased $264,000, or 29%, to $651,000 in fiscal year 2006 compared to fiscal year 2005. This decrease in sales was primarily due to fewer restaurant customers in fiscal year 2006 compared to fiscal year 2005.

Catering sales decreased $25,000, or 6%, to $395,000 in fiscal year 2006 compared to fiscal year 2005. This decrease in sales was primarily due to fewer catered affairs in fiscal year 2006 compared to fiscal year 2005.

Bar sales increased $27,000, or 20%, to $165,000 in fiscal year 2006 compared to fiscal year 2005. This increase in sales was primarily due to an increase in return customers in fiscal year 2006 compared to fiscal year 2005.

Total cost of goods sold, as a percent of total sales was 100%, or $5,006,000, in fiscal year 2006 compared to 88%, or $4,945,000, in fiscal year 2005.

Cost of goods sold for publishing, as a percent of sales was 93%, or $3,533,000, in fiscal year 2006 compared to 77%, or $3,221,000, in fiscal year 2005.

The percentage increase in the cost of goods sold for publishing in fiscal year 2006 compared to fiscal year 2005 was primarily attributable to increases in direct costs which was partially offset by decreases in indirect costs. Direct costs increased $324,000, which was primarily due to an increase in printing & binding expenses in the amount of $138,000 due to increased printing and paper costs, an increase in newsstand costs in the amount of $233,000 due to increased promotional and commission costs, and other costs which included an adjustment in the amount of approximately $200,000 to adjust the estimated cost of newsstand expenses for fiscal year 2006 based on current information from newsstand vendors and cash receipts from newsstand revenue. Part of the adjustment to newsstand expenses was from prior period adjustments. Other costs in the direct cost category, primarily expenses for third parties, had a net decrease of approximately $47,000. Indirect costs which decreased approximately $12,000, included a decrease in shipping costs of $6,000, a decrease in utilities, taxes and insurance costs in the amount of $5,000 and a net decrease in other indirect costs of $1,000.

Cost of goods sold for Peerce's Plantation, as a percent of sales was 122%, or $1,473,000, in fiscal year 2006 compared to 117%, or $1,724,000, in fiscal year 2005. The percentage increase in cost of goods sold for the restaurant and catering business was attributed primarily to lower direct and indirect costs in the cost of goods category which was due to lower sales in fiscal year 2006 compared to fiscal year 2005. Due to the decrease in sales, direct costs decreased $208,000 which included a decrease in inventory costs of $68,00 and a decrease in labor costs of $140,000. Indirect costs also decreased due to the lower sales in fiscal year 2006 compared to fiscal year 2005. Indirect costs decreased $42,000 which included a decrease in maintenance costs of $12,000, a decrease in the cost of supplies in the amount of $17,000 and a decrease in other indirect costs in the amount of $13,000.

Total selling, general and administrative expenses as a percentage of sales were 28%, or $1,400,000, for fiscal year 2006 compared to 25%, or $1,417,000, in fiscal year 2005. These expenses comprise selling, general and administrative expenses for Girls' Life, Peerce's Plantation and corporate overhead of Monarch Services, Inc.

Selling, general and administrative expenses as a percentage of sales for Girls' Life was 16%, or $603,000 for fiscal year 2006, compared to 14%, or $594,000,in fiscal year 2005. The increase of $9,000 in selling, general and administrative expenses in fiscal year 2006 compared to fiscal year 2005 was primarily due to an increase in outside services expense of $3,000 and an increase in other expenses in the amount of $48,000 which includes credit card charges, website expenses and other miscellaneous expense accounts. The increase in selling, general and administrative expense was offset by decreases in advertising and promotional expenses in the amount of $32,000, a decrease in salary costs of $3,000, a decrease in utilities and insurance in the amount of $4,000 and a decrease in office and other miscellaneous expenses of $3,000.

Selling, general and administrative expenses as a percentage of sales for Peerce's Plantation were 16%, or $191,000, for fiscal year 2006 compared to 13%, or $187,000 for fiscal year 2005. The increase of $4,000 in selling, general and administrative expenses in fiscal year 2006 was primarily due to an increase in corporate overhead salary expense charged to Peerce's Plantation in the amount $4,000, an increase in utilities and insurance of $5,000 and an increase in other expenses in the amount of $3,000. The increase in selling, general and administrative expense was offset by decreases in advertising and promotional expenses in the amount of $6,000 and a decrease in office expense and other miscellaneous expenses in the amount of $2,000.

Selling, general and administrative expenses for corporate overhead of Monarch Services, Inc. was $606,000 for fiscal year 2006 compared to $636,000 for fiscal year 2005. The decrease in selling, general and administrative expenses was partially due to additional overhead costs being allocated to the restaurant business. The decrease in selling, general and administrative expenses in the amount of $30,000 was primarily due to a decrease in maintenance, rent and depreciation in the amount of $11,000, a decrease in outside services cost in the amount of $24,000 and decreased utilities, taxes and insurance costs in the amount of $16,000. The decreases in selling, general and administrative expenses were offset by increases in salaries in the amount of $4,000 due to increased employee benefit costs, an increase in automobile expenses in the amount of $2,000 and a net increase in other miscellaneous expenses in the amount of $15,000.

All sales and costs for Adam Leaf and Bean have been classified as discontinued operations for fiscal years 2005. Adam Leaf and Bean was closed effective August 19, 2004. There were no sales or costs for fiscal year 2006.

Other income decreased $34,000 for fiscal year 2006 compared to fiscal year 2005. The decrease was primarily due to a decrease in interest income due to a lower interest rate environment and decreased cash balances.

As a result of the Job Creation and Worker Assistance Act of 2002 (the "2002 Act") that was signed by President Bush in March 2002, entities with net operating losses are allowed to carryback those losses for five years. Prior to the 2002 Act, loss carrybacks were only permitted for two years. We have only recorded tax benefits to the extent carryback claims are available and have not recorded any tax benefit associated with the future realization of operating losses. These carryback claims are for federal income tax purposes only. Income tax benefits attributable to continuing operations was $0 for 2005 and 2004, respectively. The income tax benefit associated with discontinued operations was $0 for 2006 and 2005, respectively.

We had approximately $4.7 million in federal net operating loss carryforwards as of April 30, 2006. These loss carryforwards expire between 2022 and 2026. Realization of the loss carryforwards depends on generating sufficient taxable income before the expiration of the loss carryforward periods. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not". Accordingly, a valuation allowance has been established for the entire net deferred tax assets. The amount of loss carryforward available for any one year may be limited if we are subject to the alternative minimum tax. In the past, we have not been subject to the alternative minimum tax.

FINANCIAL CONDITION

Total assets at April 30, 2006 were $4,143,000, a decrease of $915,000 compared to April 30, 2005. The decrease was primarily caused by decreases in cash and certificates of deposit that were used by operating activities which are reflected in the current year losses from operations.

Total liabilities at April 30, 2006 were $2,425,000, an increase of $453,000 compared to April 30, 2005. The increase was primarily caused by increases in accounts payable, accrued expenses and a loan payable in the year ended April 30, 2006 compared to the year ended April 30, 2005.

Total stockholders equity at April 30, 2006 was $1,718,000 a decrease of $1,368,000 compared to April 30, 2005.

LIQUIDITY AND SOURCES OF CAPITAL

The Company has incurred significant losses from continuing operations in each of the last five years and for fiscal year 2006. Total losses since 2002 have aggregated $5,131,000, including, losses of $1,371,000 for fiscal year 2006. These losses have resulted in negative operating cashflow since 2002. Management has explored a variety of strategies to make its restaurant business and Girls' Life business profitable and to reduce the corporate overhead expense of Monarch Services, Inc. and management intends to continue to do so. However, there can be no assurance that such strategies will be successful. If the Company continues to experience losses at rates similar to historic loss rates, the Company's current balance of current assets of $969,000 could be depleted in fiscal year 2007 and our ability to continue as a going concern through fiscal 2007 would be in doubt. Management is currently attempting to sell the 6,000 square foot luxury home zoned for residential use and sell the land consisting of 14.74 acres currently zoned residential to raise additional funds in the current operating fiscal year. Peerce's Plantation restaurant was closed on June 27, 2006 and management is currently attempting to sell or lease the restaurant. If we are unable to sell these properties at reasonable prices or cannot find profitable uses for them, then we may have to cease operations and liquidate our assets or declare bankruptcy.

At April 30, 2006, the Company has cash and cash equivalents of approximately $161,000, an increase of $49,000 from the amount at April 30, 2005. The increase resulted primarily from a loan and the reduction of certificates of deposit offset by the purchase of equipment.

At April 30, 2006, the Company had $332,000 in certificates of deposit with a stated maturity date of November 26, 2006. To date, the Company has had immediate access to these funds without incurring a penalty or a reduction in the interest rate.

At April 30, 2006, the Company had a loan payable in the amount of $100,000. The loan was made to the Company by Ester Dott, wife of A. Eric Dott, the chairman of Monarch Services, Inc. The loan has no interest and is to be repaid by October 31, 2006.

We experienced a net decrease in our accounts receivable in the amount of $238,000 in fiscal year 2006 compared to fiscal year 2005. The decrease was primarily due to a decrease in receivables from advertisers, third parties and newsstands in fiscal year 2006 compared to fiscal year 2005. Accounts receivable are subject to variation based upon the timing of invoicing our customers and the timing of payments received from our customers. Prepaid publishing expenses decreased $59,000 and prepaid other expenses decreased $15,000 in fiscal year 2006 compared to fiscal year 2005 primarily because of a $76,000 decrease in prepaid postage, $12,000 decrease in prepaid health insurance and $3,000 decrease in prepaid insurance which was offset by an increase of $17,000 in other prepaid publishing expenses for Girls' Life. Deferred subscription revenue decreased $26,000 in fiscal year 2006 compared to fiscal year 2005 primarily because deferred subscription revenue is affected by the timing of renewals, which are also affected by the timing of direct mail advertising.

MONARCH SERVICES, INC. AND SUBSIDIARIES
Corporate Directory

CORPORATE OFFICERS	Chairman and Assistant Secretary – A. ERIC DOTT President and Assistant Treasurer – JACKSON Y. DOTT Chief Financial Officer, Secretary and Treasurer – MARSHALL CHADWELL
BOARD OF DIRECTORS	A. ERIC DOTT – Chairman and Assistant Secretary, Monarch Services, Inc. JACKSON Y. DOTT – President and Assistant Treasurer, Monarch Services, Inc. TRENT J. WALKLETT – Controller, All Risks Ltd. DAVID F. GONANO – Managing Director, RSM McGladrey Business Services, Inc.
GENERAL COUNSEL	GORDON . FEINBLATT ROTHMAN, HOFFBERGER & HOLLANDER, LLC – Baltimore, Maryland
INDEPENDENT PUBLIC ACCOUNTANTS	STEGMAN & COMPANY – Baltimore, Maryland
TRANSFER AGENT & REGISTRAR	STOCKTRANS - Ardmore, Pennsylvania
STOCK LISTING	Pink Sheets, Symbol MAHI
CORPORATE GENERAL OFFICES	4517 Harford Road, Baltimore, Maryland
FORM 10-KSB AVAILABLE	A copy of the 2006 annual report on Form 10-KSB filed by Monarch Services, Inc. with the Securities and Exchange Commission is available to stockholders without charge upon written request to the Secretary, Monarch Services, Inc., 4517 Harford Road, Baltimore, Maryland 21214.
ANNUAL MEETING	The annual meeting of stockholders will be held at Monarch Services, Inc., 4517 Harford Road, Baltimore, Maryland on Wednesday, October 25, 2006.